Exhibit 8.1

The following table sets forth a list of our subsidiaries. Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended).

Name of Subsidiary	Jurisdiction of Incorporation
Elbit Ltd.	Israel
DEP Technology Holdings Ltd.	Israel
RDC Rafael Development Corporation Ltd.	Israel
Pocared Diagnostics Ltd.	Israel
R.D.Seed Ltd.	Israel